UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

                                         (Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission File Number: 0-12870

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Chester County Corporation

9 North High Street

West Chester, PA 19381

Report of Independent Registered Public Accounting Firm

Trustees

First National Bank of Chester County Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the First National Bank of Chester County Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and assets (acquired and disposed of within the year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

June 29, 2009

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31,

Assets	2008	2007

Investments, at fair value
Money market	$ 16,802	$ 22,211
Stable value fund	3,419,463	2,384,391
Mutual funds	6,146,641	9,837,805
Common stock	717,075	1,233,133
Participants’ loans	313,950	359,877
Total investments	10,613,931	13,837,417

Receivables
Employer’s fixed contribution receivable	500,262	504,094
Interest and dividend income receivable	11,683	8,275
Total receivables	511,945	512,369
Total Assets	11,125,876	14,349,786

Liabilities

Total Liabilities	-	-

Net Assets Available For Plan Benefits	$11,125,876	$ 14,349,786

                                            The accompanying notes are an integral part of these statements

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

Additions to net assets attributed to:
Investment income:
Interest	26,862
Dividends	324,872
351,734

Contributions:
Employer’s-fixed	500,262
Employer’s-matching	380,611
Participants’	828,230
Participants’ rollover	4,964
1,714,067

Total Additions	2,065,801

Deductions from net assets attributed to:
Net depreciation in fair value of investments	4,259,942
Benefits paid to participants	1,022,187
Administrative expenses	7,582
Total deductions	5,289,711

Net Decrease	3,223,910

Net Assets Available For Plan Benefits
Beginning of year	14,349,786
End of Year	$ 11,125,876

                                            The accompanying notes are an integral part of this statement

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A – Description of Plan

The following description of First National Bank of Chester County Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a 401(k) defined contribution plan covering eligible employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan administrator is First National Bank of Chester County (the “Bank”).

Eligible employees for purposes of making salary reduction contributions means any employee who has completed 90 days of service and has attained the age of 21.

Eligible employees with respect to discretionary profit sharing contributions means any employee who was eligible for making salary reduction contributions and has also completed one year of service.

Contributions

Each year, participants may contribute a percentage of compensation up to the maximum allowed by law not to exceed $15,500 in 2008. If a participant is 50 or older, they can elect to defer additional amounts (catch-up contributions) to the plan up to $5,000 in 2008. The Company contributes 75% of the amount of the salary reduction the participant elects to defer up to 5% of their annual compensation. The matching contribution is made in cash and is invested based upon each participant’s investment choice.

An additional discretionary contribution may be allocated among participants eligible to share in the contribution for the Plan year. The contribution is allocated to the participants’ account in an amount equal to 3% of compensation up to $30,000 and an additional 6% of annual compensation in excess of $30,000 up to $230,000. The discretionary contribution is made in cash and is invested based upon each participant’s investment choice.

The bank's amount of employer contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary contribution and (c) Plan earnings after administrative expenses. Allocation of Plan earnings are based on the participant’s accounts as of the preceding valuation date. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants are immediately vested in their contributions. Vesting in the Company’s contribution portion of their accounts is as follows:

Years of Service	Percentage
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A – Description of Plan

Participants’ loans

Participants may borrow from their fund accounts, a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants’ account and bear interest at rates ranging from 6.00% to 8.25% which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of benefits

On termination of service due to death, disability or retirement, all distributions from the Plan will be made in one lump-sum payment in cash or in property allocated in the participant’s account.

If a participant’s employment with the Company is terminated for any other reason than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant. If their account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining their account balance with the Plan for an annual fee.

Forfeited accounts

At December 31, 2008 and 2007 forfeited non-vested accounts totaled $16,962 and $5,591, respectively. Forfeitures are generally used to reduce employer contributions to the Plan in future periods.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of First Chester County Corporation’s common stock are valued at quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan enters into an investment contract with the Lincoln National Life Insurance Company. The contract allows the Plan to offer an investment option, Lincoln Stable Value Account, with a guaranteed rate of return. Once invested in this fund, the participant may be limited under certain circumstances to transfer or withdraw funds from the investment. In accordance with the provisions of SOP 94-4-1, “Reporting of Fully

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note B – Summary of Significant Accounting Policies - continued

Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans,” the stable value account was determined to be fully benefit-responsive by the plan administrator; accordingly, it is stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), which approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate for the years ended December 31, 2008 was approximately 4.11%. The crediting interest rate is based on a formula agreed upon with the issuer, but in no event is less than 1.75%. Such interest rates are reset quarterly.

Generally there are not any events that could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

Purchases and sales of securities are recorded on a trade-date basis. Interest is accrued as earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note C – Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

                                                                                                                                  December 31,

	2008	2007
Lincoln Stable Value Account
3,419,463 and 2,384,391 shares, respectively	$ 3,419,463	$ 2,384,391
American Funds – Bond Fund of America R3
80,717 and 90,116 shares, respectively	868,517	1,176,927
American Funds – EuroPacific Growth R3
27,441 and 25,069 shares, respectively	756,288	1,254,944
American Funds – Growth Fund of America R3
34,495 and 28,359 shares, respectively	696,799	950,585
Davis Funds NY Venture A
26,371 and 30,163 shares, respectively	622,872	1,206,809
Delaware American Services Fund Class A
38,556 and 42,292 shares, respectively	368,984	746,023
Goldman Sachs Mid Cap Value A
29,245 and 27,582 shares, respectively	645,149	975,028
Van Kampen Comstock R
80,698 and 93,419 shares, respectively	875,571	1,633,907
Vanguard 500 Index
10,244 and 10,523 shares, respectively	851,151	1,422,183
First Chester County Corporation Common Stock
70,101 and 69,776 shares, respectively	717,075	1,233,133

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,259,942 as follows:

2008
Mutual funds	$ (3,806,906)
Common stock	_ (453,036)
$ (4,259,942)

Note D – Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Level 2 Inputs to the valuation methodology include

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at contract value, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Money Market	$ 16,802	$ -	$ -	$ 16,802
Mutual funds	6,146,641	-	-	6,146,641
Common stocks	717,075		-	717,075
Guaranteed investment contracts	-	-	3,419,463	3,419,463
Participant loans	-	-	313,950	313,950
Total assets at fair value	$ 6,880,518	$ -	$ 3,733,413	$ 10,613,931

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Assets at Fair Value as of December 31, 2007

	Level 1	Level 2	Level 3	Total

Money Market	$ 22,211	$ -	$ -	$ 22,211
Mutual funds	9,837,805	-	-	9,837,805
Common stocks	1,233,133		-	1,233,133
Guaranteed investment contracts	-	-	2,384,391	2,384,391
Participant loans	-	-	359,877	359,877
Total assets at fair value	$ 11,093,149	$ -	$ 2,744,268	$ 13,837,417

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Guaranteed investment	Participant Loans
contracts

Balance, beginning of year	$ 2,384,391	$ 359,877

Realized gains/(losses)	-	-

Unrealized gains/(losses) relating to instruments held at the reporting date	-	-

Purchases, sales, issuances, and settlements	1,035,072	(45,927)

Balance, end of year	$ 3,419,463	$ 313,950

Note E – Related Party Transactions

Certain Plan assets are invested in shares of common stock of First Chester County Corporation, the parent company of the Bank. In addition, the Bank is the Plan sponsor and administrator. Accordingly, these transactions qualify as party-in-interest.

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note G – Tax Status

The Trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code (the “Code”), and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated February 12, 2003 from the Internal Revenue Service.  The Plan has been amended since February 12, 2003 and has not yet received a favorable tax determination letter.  The Plan administrator believes that the Plan continues to qualify and to operate in compliance with the applicable requirements of the Code.

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

EIN 23-1209886

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a) Party in interest	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Current value
	Lincoln	3,419,463 shares of Lincoln Stable Value Account	$3,419,463
	Wilmington Trust	16,802 shares of Wilmington Trust Prime Money Market	16,802
	American Funds	80,717 shares of American Funds Bond Fund of America R3	868,517
	AIM	9,497 shares of AIM Real Estate A	134,003
	American Funds	27,441 shares of American Funds EuroPacific Growth R3	756,288
	American Funds	34,495 shares of American Funds Growth Fund of America R3	696,799
	Baron	13,061 shares of Baron Small Cap	185,982
	Davis Funds	26,371 shares of Davis NY Venture A	622,872
	Delaware Investments	38,556 shares of Delaware American Services A	368,984
	Diamond Hill Funds	8,550 shares of Diamond Hill Small Cap A	141,325
	Goldman Sachs	29,245 shares of Goldman Sachs Mid Cap Value A	645,149
	Van Kampen	80,698 shares of Van Kampen Comstock R	875,571
	Vanguard	10,244 shares of Vanguard 500 Index	851,151
*	First Chester County Corp	70,101 shares of First Chester County Corp Common Stock	717,075
	Plan Participants	Participant loan balances outstanding (interest rates of 6.00% - 8.25%)	313,950
			$10,613,931

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First National Bank of Chester County

/s/ John Balzarini

----------------------

John Balzarini

Chief Financial Officer

First National Bank of Chester County